                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                               OAK INDUSTRIES INC.

        ----------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE

        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   671400-10-9
        ----------------------------------------------------------------
                                 (CUSIP Number)

                            MR. RODERICK L. RICHARDS
                       FOREIGN & COLONIAL VENTURES LIMITED
                         EXCHANGE HOUSE, PRIMROSE STREET
                             LONDON EC2A 2NY ENGLAND
                               011-44-71-782-9829
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 15, 1995
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                               PAGE 2 OF   PAGES
                                  SCHEDULE 13D

CUSIP No. 671400-10-9

- -------------------------------------------------------------------------------

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Second Consolidated Trust PLC
               No S.S. or I.R.S. Identification Number

- -------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) / /

- -------------------------------------------------------------------------------

  3  SEC USE ONLY

- -------------------------------------------------------------------------------

  4  SOURCE OF FUNDS*

               Not Applicable

- -------------------------------------------------------------------------------

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS                     / /
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

- -------------------------------------------------------------------------------

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

               England

- -------------------------------------------------------------------------------

                   7     SOLE VOTING POWER
NUMBER
                                   None
OF
               ----------------------------------------------------------------
SHARES
                   8     SHARED VOTING POWER
BENEFICIALLY
                                   832,673
OWNED
               ----------------------------------------------------------------
BY
                   9     SOLE DISPOSITIVE POWER
EACH
                                   None
REPORTING
               ----------------------------------------------------------------
PERSON
                  10     SHARED DISPOSITIVE POWER
WITH
                                   832,673

- -------------------------------------------------------------------------------

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               832,673

- -------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
     EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%

- -------------------------------------------------------------------------------

 14  TYPE OF REPORTING PERSON*

               IV

- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                               PAGE 3 OF   PAGES

                                  SCHEDULE 13D

CUSIP No. 671400-10-9

- -------------------------------------------------------------------------------

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Foreign & Colonial Ventures Limited
               No S.S. or I.R.S. Identification Number

- -------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) / /

- -------------------------------------------------------------------------------

  3  SEC USE ONLY

- -------------------------------------------------------------------------------

  4  SOURCE OF FUNDS*

               Not Applicable

- -------------------------------------------------------------------------------

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS                     / /
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

- -------------------------------------------------------------------------------

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

               England

- -------------------------------------------------------------------------------

                   7     SOLE VOTING POWER
NUMBER
                                   None
OF
               ----------------------------------------------------------------
SHARES
                   8     SHARED VOTING POWER
BENEFICIALLY
                                   832,673
OWNED
               ----------------------------------------------------------------
BY
                   9     SOLE DISPOSITIVE POWER
EACH
                                   None
REPORTING
               ----------------------------------------------------------------
PERSON
                  10     SHARED DISPOSITIVE POWER
WITH
                                   832,673

- -------------------------------------------------------------------------------

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               832,673

- -------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
     EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%

- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

               IA

- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                               PAGE 4 OF   PAGES

                               AMENDMENT NO. 6 TO
                            STATEMENT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 6 to Schedule 13D relates to the Common Stock, par value U.S. $0.01 (the "Shares") of Oak Industries Inc., Bay Colony Corporate Center, 1000 Winter Street, Waltham, Massachusetts 02154, a Delaware corporation (the "Issuer").


ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is filed on behalf of the following persons which are collectively referred to herein as the "Filing Parties":

        Second Consolidated Trust plc ("Second Trust"), a corporation organized under the laws of England with its principal office at Exchange House, Primrose Street, London EC2A 2NY England. Second Trust is principally engaged in the business of a publicly-held investment trust company. Second Trust was established as a successor vehicle to hold the illiquid assets of Drayton Consolidated Trust plc ("DCT"), an English investment trust that liquidated voluntarily in November, 1992. Second Trust is in the process of disposing of its holdings in an orderly fashion. F&C (defined below) serves as investment advisor to Second Trust, with F&C generally being vested with control over the voting and dispositive power over the Shares owned by Second Trust.

        Foreign & Colonial Ventures Limited ("F&C"), a corporation organized under the laws of England with its principal office and business at Exchange House, Primrose Street, London EC2A 2NY England. F&C is principally engaged in the business of an investment management company.

        Additionally, prior to December 23, 1993, Second Trust and F&C may have been deemed to be members of a group with the following persons for purposes of prior Schedules 13D and amendments thereto filed with respect to the Issuer by the Filing Parties ("Prior Schedules"): INVESCO Group Limited ("I Group") (formerly known as INVESCO MIM Holdings Limited); INVESCO Asset Management Limited ("IAM") (formerly known as INVESCO MIM Management Limited); Drayton English and International Trust PLC ("DEIT"); INVESCO General Equities Trust ("IGET"); INVESCO U.S. Smaller Companies Trust ("ISCT"); INVESCO PLC ("IP") (formerly known as INVESCO MIM PLC); INVESCO International Limited ("I International") (formerly known as INVESCO MIM International Limited); INVESCO Premier Select S.A. ("IPS"); INVESCO Fund Managers Limited ("IFM") (formerly known as INVESCO MIM Unit Trust Managers Limited); and MIM Britannia International Holdings, Limited ("MBIH") (collectively referred to as the "MIM Group").

        Information regarding the MIM Group was provided in Prior Schedules in accordance with Section 13 of the Securities Exchange Act of 1934, as amended ("Exchange Act") and the rules promulgated thereunder, with membership by Second Trust in a group with any or all of the MIM Group being expressly disclaimed in all Prior Schedules. The Filing Parties are not in any respect affiliates of the MIM Group. The sole reason that the Filing Parties may have been deemed to be members of a group with the MIM Group for purposes of Prior Schedules was because the Filing Parties became parties to a Standstill Agreement dated January 25, 1989 between the Issuer and MIM Limited (a predecessor to a member of the MIM Group) ("Standstill Agreement") pursuant to that certain Joinder to Standstill Agreement dated as of November 30, 1992 ("Joinder Agreement"). The Standstill Agreement provides, among other things, certain parties with a right to elect up to three (3) directors of the Issuer if such parties hold a minimum threshold number of Shares. This ability to elect directors was the primary reason that the Filing Parties might have been considered as part of a "group" with the MIM Group for purposes of filing Prior Schedules. As a result of the closing of the registered public offering of Shares held by Second Trust and certain members of the MIM Group, the threshold is no longer met, and therefore, the Filing Parties believe that they should not be considered a part of a "group" with the MIM Group. Accordingly, no information is provided with respect to any of the MIM Group, unless the context otherwise requires.


        Information concerning the directors and officers of the Filing Parties is set forth in Schedule A to this Statement. Unless otherwise set forth in this Schedule A, each of such persons is a citizen of the United Kingdom and has a business address at Exchange House, Primrose Street, London EC2A 2NY, England.


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                                                               PAGE 5 OF   PAGES

        (d) and (e)   None of the Filing Parties, nor to the best of their
knowledge any person named in Schedule A to this Statement, during the last five years has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As stated above, Second Trust was established as a successor vehicle to hold the illiquid assets of DCT. On November 27, 1992, in connection with the reorganization of DCT, IP acquired from DCT 829,888 Shares and warrants to purchase 153,173 additional Shares in exchange for issuing to Second Trust a Secured Loan Note in the face amount of $6,453,920 ("Loan Note"), secured by a pledge in favor of Second Trust of the Shares so purchased. Also in connection with the reorganization of DCT, on November 30, 1992 Second Trust acquired from DCT 1,445,652 Shares and Warrants to purchase 266,827 additional Shares (the "Warrant Shares"). Following the liquidation of DCT and the transfer of DCT's illiquid assets to Second Trust, Second Trust issued 34,205,184 of its own ordinary shares to the shareholders of DCT in accordance with the insolvency laws of England. The above Share information has been adjusted to account for a 1-for-5 reverse stock split effected by the Issuer in May, 1993.

        After November 30, 1992, Second Trust made no purchases of Shares, except that, in connection with the public offering of its Shares, Second Trust exercised its option to purchase all of the Warrant Shares. On December 23, 1993, as part of the underwritten public offering of Shares, Second Trust sold 693,306 Shares, which included all of the Warrant Shares.


ITEM 4. PURPOSE OF TRANSACTION.

        On November 27, 1992, DCT became subject to the insolvency laws of England. For purposes of the orderly disposition of all of its assets as required under those insolvency laws, DCT transferred to Second Trust that number of Shares as set forth in Item 3 above. Second Trust's principal purpose as a liquidating trust is to hold and manage its investments with the intention of liquidating them in a orderly manner as soon as practical at the best price obtainable. In furtherance thereof, Second Trust presently intends to continue to dispose of its Shares in an orderly fashion, by selling under Rule 144 or Rule 144(k) of the Securities Act of 1933, as amended ("Securities Act"), if and when available, and/or by selling pursuant to other exemptions as may be available under the Securities Act.

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                                                               PAGE 6 OF   PAGES

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b)    The table below sets forth the number and percentage of
Shares directly and indirectly held by each of the Filing Parties as of the date hereof:

                                                   Number of
                   Number of       Number of        Shares
                    Shares          Shares       Directly and
                   Directly       Indirectly      Indirectly     Approximate
Filling Party        Held            Held            Held        Percentage
- -------------      ---------       ---------      -----------   ------------

Second Trust        832,673               -          832,673        4.8%
F&C                       -         832,673          832,673        4.8%

        (c) During the past sixty (60) days, Second Trust sold a total of 186,500 Shares at an average net sale price of $26.24 per share. The sales were made pursuant to Rule 144 through Donaldson, Lufkin & Jenrette.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        As the investment manager of Second Trust, F&C generally has the right to transfer and vote the Shares on behalf of Second Trust pursuant to the Management Agreement between the two dated October 26, 1992. The Management Agreement is an Exhibit to the Filing Parties's original Schedule 13D with respect to the Issuer filed with the Commission in December, 1992.

        Second Trust and F&C signed the Joinder to the Standstill Agreement pursuant to which they agreed to be bound by the terms of the Standstill Agreement. The Standstill Agreement is an Exhibit to the MIM Group's original
Schedule 13D with respect to the Issuer filed with the Commission in February 1989. The Joinder is an Exhibit to the Filing Parties's original Schedule 13D with respect to the Issuer filed with the Commission in December, 1992.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.
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                                                               PAGE 7 OF   PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 21, 1995

                                        SECOND CONSOLIDATED TRUST PLC



                                        By:  Foreign & Colonial Ventures
                                             Limited, its investment advisor



                                        By:     /s/ James J. Nelson
                                             _______________________________

                                             Name:  The Hon. James J. Nelson
                                             Title:  Authorized Signatory





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                                                               PAGE 8 OF   PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 21, 1995


                                        FOREIGN & COLONIAL VENTURES LIMITED




                                        By:     /s/ James J. Nelson
                                             _______________________________

                                             Name:  The Hon. James J. Nelson
                                             Title:  Authorized Signatory
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                                                               PAGE 9 OF   PAGES

                                   SCHEDULE A

FOREIGN & COLONIAL VENTURES LIMITED

(1)  (a)  The Hon. James J. Nelson
     (b) Managing Director, Foreign & Colonial Ventures Limited; Director, Foreign & Colonial Management Limited

(2)  (a)  Roderick L. Richards
     (b)  Director, Foreign & Colonial Management Limited

(3)  (a)  Michael J. Boxford
     (b)  Director, Foreign & Colonial Management Limited

(4)  (a)  William D. Eccles
     (b)  Director, Foreign & Colonial Management Limited

(5)  (a)  John L. Stevens
     (b)  Finance Director, Foreign & Colonial Ventures Limited

(6)  (a)  Andrew C. Barker
     (b)  Director, Foreign & Colonial Management Limited

(7)  (a)  Michael J. Hart
     (b)  Chairman and Director, Foreign & Colonial Management Limited

(8)  (a)  James D. Ogilvy
     (b)  Chief Executive and Director, Foreign & Colonial Management Limited

(9)  (a)  John R. Sclater
     (b)  Chairman, Hill Samuel Bank Limited
     (c)  100 Wood Street, London, EC2F 2AJ


SECOND CONSOLIDATED TRUST PLC

(1)  (a)  John D. Webster
     (b) Chairman, Second Consolidated Trust PLC; Director, Save & Prosper Return of Assets Investment Trust plc

(2)  (a)  Peter F. Gray
     (b)  Chairman, Exmoor Dual Investment Trust plc
     (c)  13, Cornwall Terrace, London, England

(3)  (a)  Peter F. Dicks
     (b)  Director, Manakin Holdings PLC (formerly Abingworth PLC)
     (c)  26, St. James's Street, London, England

(4)  (a)  Nicholas S. Cobbold
     (b)  Director, Knight Wendling Executive Search Limited